U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person   4. Statement for Month/Year
     Bonavia, Paul J.                             February 1996
     Riverfront Plaza - West
     901 E. Byrd Street, 17th Floor       5. If Amendment, Date of
     Richmond, VA 23219                     Original (Month/Year)

2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting
     Dominion Resources, Inc. (D)               Person to Issuer
                                                Officer
3. IRS or Social Security Number of             Senior Vice President
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
                             Owned
1.   Title of Security                    Common Stock

2.   Transaction Date                     02/23/1996

3.   Transaction Code                     J (01)

4.   Securities Acquired (A) or Disposed of (D)
     Amount                               710
     (A) or (D)                           A
     Price                                (01)

5.   Amount of Securities Beneficially
       Owned at End of Month              3,799.475

6.   Ownership Form: Direct (D) or Indirect (I)     D

7.   Nature of Indirect Beneficial Ownership   __________________


1.   Title of Security                    Common Stock

2.   Transaction Date                     _____________

3.   Transaction Code                     _____________

4.   Securities Acquired (A) or Disposed of (D)
     Amount                               _____________
     (A) or (D)                           _____________
     Price                                _____________
5.   Amount of Securities Beneficially
       Owned at End of Month              614

6.   Ownership Form: Direct (D) or Indirect (I)     I

7.   Nature of Indirect Beneficial Ownership   Trustee of Employee Savings
                                               Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         __________________

2.   Conversion or Exercise Price of
      Derivative Security                 __________________

3.   Transaction Date                     __________________

4.   Transaction Code                     __________________

5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                  __________________

6.   Date Exercisable                     __________________
     Expiration Date                      __________________

7.   Title and Amont of Underlying Securities
     Title                                __________________
     Amount or Number of Shares           __________________

8.   Price of Derivative Security         __________________

9.   Number of Derivative Securities
      Beneficially Owned at End of Month  __________________

10.  Ownership of Derivative Security: Direct (D)
      or Indirect (I)                     __________________

11.  Nature of Indirect Beneficial Ownership   __________________

Explanation of Responses:

(01) Shares of Restricted Stock awarded under the 1993-1995 Nonutility Growth Plan of the Dominion Resources, Inc. Long-term Incentive Plan, in an exempt transaction under old Rule 16b-3.

Bonavia, Paul J.